Exhibit 19.0

GOUVERNEUR BANCORP, INC.

POLICY REGARDING INSIDER TRADING

Purpose and Scope of Policy

The purpose of this policy is to prohibit illegal insider trading and tipping by directors, officers, and employees of Gouverneur Bancorp, Inc. (“Gouverneur”) and its direct and indirect subsidiaries.

This policy applies to the Gouverneur Board of Directors and all officers and employees of Gouverneur and its direct and indirect subsidiaries. The same restrictions that apply to you also apply to family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Gouverneur securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before trading in Gouverneur securities). This policy also applies to any entity controlled by a person or group of persons covered by this policy, including any corporations, partnerships, or trusts. You are responsible for making sure that the purchase or sale of any security covered by this policy by family members or controlled entities complies with this policy.

Except as set forth below, this policy applies to any and all transactions in Gouverneur securities, including transactions in common stock, options, preferred stock, restricted stock, restricted stock units, and any other type of securities that Gouverneur may issue. This policy applies to such securities regardless of whether they are held in a brokerage account, 401(k) plan or similar account, employee stock purchase plan or otherwise.

Policy

Gouverneur Bancorp, Inc. is a public company, the common stock of which is traded on the OTCQB Marketplace and registered under the Securities and Exchange Act of 1934, as amended. As a public company, Gouverneur files periodic reports and proxy statements with the Securities and Exchange Commission (the “SEC”). Investment by directors, officers and employees in Gouverneur common stock is generally desirable and encouraged. However, such investments should be made with caution and with recognition of the legal prohibitions against the use of confidential information by “insiders” for their own profit.

As a director, officer, or employee of a public company or one of its subsidiaries, you have the responsibility not to participate in the market for Gouverneur securities while in possession of material, inside information about Gouverneur. There are harsh civil and criminal penalties if you wrongly obtain or use such material, inside information when you are deciding whether to buy or sell securities, or if you give that information to another person who uses it in buying or selling securities. If you buy or sell securities while in possession of material, inside information, you will not only have to pay back any profit you made, but you could be found guilty of criminal charges, and face substantial fines or even prison. Additionally, Gouverneur could be held liable for your violations of insider trading laws.

In order to avoid these harsh consequences, Gouverneur has developed the following guidelines to briefly explain the insider trading laws and set forth procedures and limitations on trading by directors, officers and employees of Gouverneur and its direct and indirect subsidiaries. However, these guidelines do not address all possible situations that you may face. In addition, you need to review and understand Gouverneur’s Policy on Fair Disclosure to Investors that describes your obligations regarding the selective disclosure of confidential information to ensure compliance with SEC Regulation FD, which requires “fair disclosure” of material, non-public information.

Part I: Rules Applicable to All Directors, Officers, and Employees

A.	Insider Trading Concepts

Inside information includes anything you become aware of because of your “special relationship” with Gouverneur as a director, officer, or employee and which has not been disclosed to the public (i.e., is non-public). The information may be about Gouverneur, Gouverneur Savings and Loan Association, or other affiliates. It may also include information you learn about another company, for example, companies that are current or prospective customers or suppliers to Gouverneur or those with which Gouverneur may be in negotiations regarding a potential transaction.

What is “Material” Information?

Information is material if its public disclosure is likely to affect the market price of securities or if a reasonable investor would think that it is important in deciding whether to buy, sell or hold a security. Either good or bad information may be material and it is not limited to financial information. If you are unsure whether the information is material, assume it is material.

Examples of material information include, but are not limited to:

•	financial or accounting problems;
•	estimates of future earnings or losses;
•	events that could result in restating financial information;
•	a proposed acquisition, sale, or merger;
•	changes in key management personnel;
•	beginning or settling a major lawsuit;
•	a significant cyber security breach;
•	changes in dividend policies;
•	declaring a stock split;
•	a stock repurchase program; or
•	a stock or bond offering.

What is Non-Public Information?

Non-public information is information that has not yet been made public by Gouverneur. Information only becomes public when Gouverneur makes an official announcement (in a publicly accessible conference call, a press release or in SEC filings, for example) and people have had an opportunity to see or hear it.

Even after public disclosure of information about Gouverneur, you must wait at least two full trading days after the information was disclosed before you can treat the information as public. For example, if the announcement is made on Wednesday at 8:00 a.m., Eastern time, before the opening of the stock markets, you can begin trading again on Friday morning. On the other hand, if the announcement was not made until Wednesday at 11:00 a.m., Eastern time, you would not be able to trade until the opening of trading on the following Monday, after two full trading days have elapsed.

As with questions of materiality, if you are not sure whether information is considered public, you should assume that the information is non-public and treat it as confidential.

B.	Trading Guidelines

No director, officer or employee may purchase or sell any security issued by Gouverneur while in possession of “material insider information.”

No director, officer or employee may disclose “material inside information” to any other person (including immediate family members, friends, or stockbrokers) so that such other person may trade in the stock. It is usually safe to buy or sell stock after the information is officially announced, as long as you do not know of other material information that has not yet been announced.

No director, officer or employee may purchase or sell any security of any other company while in possession of material non-public information about that other company that was obtained in the course of your employment or service with Gouverneur.

No director, officer or employee may at any time buy or sell options on Gouverneur securities (so called “puts” and “calls”) or other derivative securities that reference Gouverneur securities and may not enter into hedging or similar transactions that are designed to offset any decrease in the market value of Gouverneur securities. This type of transaction may create the appearance that your interests are not aligned with those of Gouverneur’s stockholders generally.

If a director, officer, or other employee is aware of material nonpublic information when he or she terminates service or employment, he or she may not engage in any transaction in Gouverneur securities until that information has become public or is no longer material.

Limited Exceptions

This policy does not apply to the following transactions, except as specifically noted:

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Restricted Stock. This policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the corporation withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This policy does apply, however, to any sale of shares received by any person in connection with the vesting of stock awards, which can only occur during an open-window trading period, and even then, only if you are not in possession of any material non-public information, as defined below.

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401(k) Plan. This policy does not apply to purchases of Gouverneur’s securities in the Gouverneur Savings and Loan Association 401(k) plan, if and when applicable, resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Gouverneur stock fund; and (b) an election to make an intra-plan transfer of an existing account balance into or out of the Gouverneur stock fund.

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Stock Option Exercises. This policy does not apply to the exercise of stock options acquired pursuant to a Gouverneur plan where no broker is involved and no Gouverneur securities are sold in the market to fund the option exercise, or to the exercise of a tax withholding right pursuant to which a person has elected to have Gouverneur withhold shares subject to an option to satisfy tax withholding requirements. However, this policy does apply to (1) any sale of Gouverneur securities as part of a broker-assisted cashless exercise of a stock option; (2) any other market sale for the purpose of generating the cash needed to pay the exercise price of a stock option or tax withholdings with respect thereto; and (3) the subsequent sale or other transfer of the security received for exercise of the option.

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Transactions Not Involving a Purchase or Sale. Bona fide gifts of securities are not subject to this policy unless such gift is made for the purpose of evading this policy (for example, the person making the gift has reason to believe that the recipient intends to sell the Gouverneur securities while the officer, employee or director is aware of material nonpublic information). Note that gifts are nonetheless subject to pre-clearance for Section 16 Reporting Persons as described below.

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Other Gouverneur Stock Purchase Plans. A director, officer or employee having material inside information regarding Gouverneur may not sign up for, or increase/decrease participation in, any employee stock purchase plan or other stock purchase plan. However, ongoing purchases through those plans pursuant to a prior election are not prohibited.

Part II: Rules Applicable to Restricted Persons

The requirements of the part are applicable to all officers with the title of Vice President or higher, all directors and all persons in the Accounting Department, all persons who work within the executive offices of the main office and such other officers and employees as may be designated by the President and Chief Executive Officer as Restricted Persons (the “Restricted Persons”).

A.	Blackout Periods

Quarterly Blackout Periods. No Restricted Person may trade in Gouverneur securities during a blackout period that begins on the fifteenth day of the last month of each calendar quarter (i.e., on December 15, March 15, June 15, and September 15) and ends two full trading days after the public release of Gouverneur’s earnings for such quarter.

The following transaction are prohibited during blackout periods:

(i)	open market purchases or sales;

(ii)	a sale of securities following exercise of a stock option (including a sale by way of a cashless exercise);

(ii)	signing up for, or increasing/decreasing participation in, any employee stock purchase plan, any Gouverneur stock purchase plan or dividend reinvestment plan;

(iii)

initiating a transfer of funds into or out of the Gouverneur Bancorp, Inc. stock fund of the 401(k) plan, if and when applicable, or increasing an existing election to invest funds in the Gouverneur Bancorp, Inc. stock fund; or

(v)	entering into a 10b5-1 trading plan (see Section C below).

The following transactions are permitted during blackout periods:

(i)	ongoing purchases by any person through the 401(k) plan or other Gouverneur- sponsored plan pursuant to a prior election;

(ii)	purchases pursuant to a 10b5-1 trading plan that was entered into before the blackout period commenced ( See Section C below);

(iii)	exercise of stock options with cash or the delivery of previously owned Gouverneur stock (i.e., where no Gouverneur stock is sold to fund the option exercise);

(iv)	bona fide gifts of Gouverneur securities (unless the donor has reason to believe the recipient intends to sell the shares during the blackout period); or

(v)	transfers for Gouverneur securities to or from a trust.

The Company’s President and Chief Executive Officer, in consultation with Gouverneur’s legal counsel, may permit transactions during the blackout period upon request where the person making the request is not in possession of material inside information.

Temporary Blackout Periods. Gouverneur may also institute temporary blackout periods in the event of a material corporate development. Notice of temporary blackout periods will be distributed by means of a written or electronic communication specifying the duration of the blackout period and the persons subject to it.

Pension Fund Blackouts. The Sarbanes-Oxley Act of 2002 also requires Gouverneur to absolutely prohibit all purchases, sales, or transfers of Gouverneur securities by directors and executive officers during a pension fund blackout period. A pension fund blackout period exists whenever 50% or more of the plan participants are unable to conduct transactions in their accounts for more than three consecutive days. These blackout periods typically occur when there is a change in the retirement plan’s trustee, record keeper or investment manager. Directors and executive officers will be contacted when these or other restricted trading periods are instituted.

B.	Pre-Clearance

Any planned transactions in Gouverneur securities (including, but not limited to, the exercise of Gouverneur stock options and/or the sale of stock acquired upon an exercise, the transfer of funds out of the Gouverneur Bancorp, Inc. stock fund in the 401(k) plan, if and when applicable, and other transactions in Gouverneur’s stock plans or gifts of Gouverneur stock) by a director, executive officer (“Section 16 Officers”), or a family member sharing the same household or a corporation or trust a director or Section 16 Officer controls, must be pre-cleared with the Filing Coordinator identified in Gouverneur’s Section 16 Compliance Program and must be reported promptly to the Filing Coordinator once made.

If, upon requesting clearance, you are advised that Gouverneur stock may not be traded, you may not engage in any trade of any type under any circumstances, nor may you inform anyone of the restriction. You may reapply for pre-clearance at a later date when trading restrictions may no longer be applicable. It is critical that you obtain pre-clearance of any trading to prevent both inadvertent Section 16(b) or insider trading violations and to avoid even the appearance of an improper transaction (which could result, for example, when an officer engages in a trade while unaware of a pending major development).

C.	10b5-1 Trading Plans

Notwithstanding the restrictions contained in this policy, Section 16 Officers and directors may trade while in possession of material nonpublic information about the Company and/or outside of the specified trading window or within the specified restricted trading period if the trade is made pursuant to a written contract, instruction or plan approved in advance in writing by the Company that meets all of the requirements of applicable SEC rules and regulations, including Rule 10b5-1 of the Exchange Act (a “Rule 10b5-1 Plan”).

In addition to being approved by the Company in advance in writing, a Rule 10b5-1 Plan must meet the following criteria to comply with the requirements of Rule 10b5-1 and this policy:

(i)

the Rule 10b5-1 Plan restricts the first trade under the plan until the later of (x) (90) days after adoption of the plan or (y) two business days after disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the quarter in which the Rule 10b5-1 Plan was adopted;

(ii)

The Rule 10b5-1 Plan is entered into in good faith by the Section 16 Officer or director, not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and at a time when the person is not in possession of material nonpublic information about the Company, and the Section 16 Officer or director certifies to this effect in the Rule 10b5-1 Plan;

(iii)

the Rule 10b5-1 Plan (x) gives a third party that does not possess material nonpublic information about the Company the discretionary authority to execute the purchases and sales outside the control of the Section 16 Officer or director; or (y) explicitly specifies the dates, prices, and amounts of the contemplated trades or establishes a formula for determining dates, prices, and amounts;

(iv)	the Rule 10b5-1 Plan is the only outstanding Rule 10b5-1 trading plan entered into by the Section 16 Officer or director (subject to the exceptions set out in Rule 10b5- 1(c)(ii)(D)); and

(v)	the Rule 10b5-1 Plan is not entered into during a Company blackout period.

Once a Rule 10b5-1 Plan is pre-cleared, trades made pursuant to the Rule 10b5-1 Plan will not require additional pre-clearance, but only if the plan specifies the dates, prices, and amounts of the contemplated trades or establishes a formula for determining dates, prices, and amounts. Transactions made under a trading plan need to be promptly reported to the Filing Coordinator who will prepare the necessary Form 4.

Amendments and Terminations of Rule 10b5-1 Plans. The Company is required to disclose in its SEC filings the entry into, modification, or termination of a Rule 10b5-1 Plan by any of its Section 16 officers or directors. In light of the Company’s disclosure requirement, any amendment, modification or termination of an existing Rule 10b5-1 Plan must be pre-cleared by the Chief Executive Officer or Chief Financial Officer, or by such other officer(s) of the Company as may be designated by the Board of Directors. In addition, modifications or amendments to a Rule 10b5- 1 Plan must meet the requirements for the adoption of a new Rule 10b5-1 Plan set out above in order to be considered in compliance with this policy unless the Company waives such requirements in its discretion.

The existence of a Rule 10b5-1 Plan does not eliminate the requirements and prohibitions contained in other relevant securities laws. Any transactions pursuant to a Rule 10b5-1 Plan must still be reported in compliance with Section 16 of the Exchange Act and may result in short-swing trading liability thereunder. The rules regarding 10b5-1 trading plans are complex and you must comply with them completely. You should consult with your legal advisor before proceeding.

D.Short Sales

Restricted Persons may not at any time sell short Gouverneur stock or otherwise sell any equity securities of Gouverneur that they do not own. Generally, a short sale means any transaction whereby one may benefit from a decline in Gouverneur’s stock price.

E.Margin Accounts and Pledges

Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in Gouverneur securities and, as a result, the pledgor may be subject to liability under insider trading laws. Therefore, directors and Section 16 Officers may not purchase Gouverneur securities on margin or borrow against any account in which Gouverneur securities are held, or pledge Gouverneur securities as collateral for any loan.

An exception to this prohibition may be granted where a person wishes to pledge Gouverneur securities as collateral for a loan from a third party (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Gouverneur securities as collateral for a loan from a third party must submit a request for approval to Gouverneur’s President and Chief Executive Officer at least two weeks prior to the execution of the documents evidencing the proposed pledge.

F.Additional Rules Applicable to Proposed Acquisitions

Whenever Gouverneur is actively considering a particular company for acquisition or for another significant business relationship (such as a joint venture) or whenever another company is considering acquiring Gouverneur, all Gouverneur employees involved in, or aware of, due diligence or other planning for or attention to the acquisition or business relationship are prohibited from trading in any securities of Gouverneur and any securities of the other company.

Note:This policy applies to personal securities transactions by the directors, officers and employees identified above and also applies to:

(i)	transactions for accounts in which Gouverneur director, officer or employee has an interest or an ability to influence transactions; and

(ii)

transactions by the director’s, officer’s or employee’s spouse or any other member of their household unless (i) the household member’s investment decisions are made independently of Gouverneur director, officer, or employee and (ii) the household member has not received inside information about the issuer of the security. It must be understood, however, that the director, officer, and employee and/or the household member will bear the burden of demonstrating that the household member has not received inside information. Furthermore, directors and executive officers are subject to special rules in this regard and any proposed transaction in Gouverneur securities by a corporation or trust they control or by a family member sharing the same household must be discussed in advance with the President and Chief Executive Officer or Gouverneur’s legal counsel.

G.Stock Repurchases by Gouverneur

The Board of Directors may delegate to the President and Chief Executive Officer or his designee(s) the authority and discretion to authorize the Company to purchase its common stock pursuant to a Board-approved and currently effective stock repurchase program, including during a restricted trading period under this policy, provided that the President and Chief Executive Officer determines that the following conditions are met:

(i)	the Company is not in possession of non-public material information that prohibits such purchases;

(ii)	market conditions for the repurchase are favorable;

(iii)	there are no material differences in the financial condition of Gouverneur referenced in the last publicly reported balance sheet date that have not been publicly disclosed;

(iv)	there are no material differences in the consolidated results of core operations of Gouverneur for the current quarter and the average for the four most recent quarterly periods that have not been publicly disclosed;

(v)	it is anticipated that expected earnings for the current quarter will not be materially different from analysts’ publicly announced estimates for the current quarter or guidance provided by the Company, if any;

(vi)	the Company is not currently in the process of conducting a transaction or series of related transactions that have not been publicly disclosed and which, if consummated, would likely have a material impact on the financial condition or results of operations of the Gouverneur, nor is the Company actively considering any such transaction or series of transactions;

(vii)

the stock repurchases are conducted in accordance with the currently effective stock repurchase program and are not being conducted for the purpose of manipulating the trading market for Gouverneur common stock; and

(viii)	the President and Chief Executive Officer or his designee(e) has sought the advice of any advisors as he shall deem appropriate.

Penalties; Reporting of Violations; Inquiries

Violations of federal securities laws can result in individual and Company civil liability of up to $1 million and, for improper insider trading, up to three times the amount of profit gained. There are also substantial criminal penalties, including up to five years in prison. Failure to comply with this Insider Trading Policy is also a violation of the Company’s Code of Business Conduct and Ethics, and could subject you to discipline up to, and including, dismissal.

If you believe an unauthorized disclosure of material information may have occurred, immediately contact the President and Chief Executive Officer. Certain inadvertent disclosures or non-public material information can be “cured” by appropriate and prompt subsequent disclosure.

Any person who violates this Insider Trading Policy or any federal or state law governing insider trading or tipping, or who knows of or reasonably suspects any such violation by another person, should report the matter immediately to the President and Chief Executive Officer. Employees are obligated to report suspected and actual violations of Company policy or the law. Failure to do so could result in disciplinary action up to and including termination of employment.

If you have any questions regarding this policy, please contact the President and Chief Executive Officer.

Adopted as of September 28, 2023